GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

GOLDCORP SIGNS IMPORTANT RESOURCE DEVELOPMENT AGREEMENT WITH FOUR FIRST NATION COMMUNITIES IN TIMMINS, ONTARIO

Vancouver, British Columbia, November 24, 2014 – GOLDCORP INC. **(TSX: G, NYSE: GG)** announced today that Porcupine Gold Mines has signed a Resource Development Agreement with four First Nation communities including Mattagami First Nation, Wahgoshig First Nation, Matachewan First Nation and Flying Post First Nation. The agreement establishes a framework for continued consultation on existing and future operations in the Timmins area and defines long-term benefits for the four First Nation communities.

Under the agreement, Goldcorp recognizes and respects Aboriginal rights and interests in the area of the Porcupine Gold Mines operation and the four First Nation communities recognize and support Goldcorp's rights and interests in the operation and future development of the mine. The agreement also reflects Goldcorp's commitment to protecting the environment and supporting Aboriginal social and cultural practices in a spirit of continued collaboration.

 "Goldcorp recognizes the importance of working with and learning from local First Nation communities in areas where we operate. This agreement creates the foundation for a lasting relationship built on trust, mutual respect and constructive engagement. It contributes to the sustainable development of our operations and provides long-term economic benefits to Mattagami, Wahgoshig, Matachewan and Flying Post First Nations," said Marc Lauzier, Mine General Manager at Goldcorp's Porcupine Gold Mines.

"This is an important milestone for our First Nation as it validates what our ancestors said in the Treaty signing. Our connection to the land is being recognized," said Chief Murray Ray of Flying Post First Nation. "This signing also gives our people hope for the future, as this partnership gives us an opportunity to become more self-sufficient so that our families and children can have a better future. This was what our grandfathers and ancestors wanted when they agreed to the treaty."

"I am pleased that we have managed to enter into an agreement with Goldcorp that has benefits to Matachewan First Nation and will provide hope and opportunity for the future. I thank all the other Chiefs involved and our Wabun Tribal Council administration for all the work done to make this agreement a reality," added Chief Elenore Hendrix of Matachewan First Nation.

Negotiations began over five years ago. While some of the faces at the table changed over the years, the spirit of cooperation and mutual respect stayed the same over that period.

Chief Walter Naveau of Mattagami First Nation said "This agreement has been a long wait for me as Chief and for our community. We are thankful to Goldcorp and the other First Nations involved for creating a meaningful negotiation process based on respect, open dialogue and the goal of creating mutual benefits. I am also grateful to Shawn Batise and Wabun Tribal Council for helping to establish a ground breaking agreement that others can look up to."

The agreement includes provisions for training, employment, business and contracting opportunities along with a consultation framework for regulatory permitting. Scholarship and bursary opportunities will also be provided for the youth of Mattagami, Wahgoshig, Matachewan and Flying Post First Nations. "This agreement is about building capacity in the communities and fostering a lasting partnership through transparent and open information-sharing," said Lauzier.

Chief David Babin of Wahgoshig First Nation said "I am very pleased that Goldcorp negotiated this Resource Development Agreement with the four impacted First Nations surrounding Timmins, including Wahgoshig First Nation. Goldcorp has demonstrated a willingness to work with the First Nations surrounding Timmins and provide real and tangible benefits and opportunities to help build capacity. This Agreement will be another example of how industry and First Nations can work successfully together."

About Goldcorp

Goldcorp is one of the world's fastest growing gold producers, with operations and development projects located in safe jurisdictions throughout the Americas. A Canadian company headquartered in Vancouver, British Columbia, Goldcorp employs more than 15,000 people worldwide. The Company is committed to responsible mining practices and is well positioned to deliver sustained, industry-leading growth and performance.

About Mattagami First Nation

Mattagami First Nation is situated on ancient Native land that has long been home to the Ojibway and OjiCree people from the Mattagami River and Mattagami Lake areas and as far as the Moose River head waters on the James Bay coast. The First Nation is located on the northwest side of the beautiful Mattagami Lake. Translated, the Ojibway word 'Mattagami' means 'Meeting Of The Waters'. Mattagami FN is located about 20 kilometres north-east of Gogama and is accessible by road five kilometres from Highway 144. The community is 80 kilometers from Timmins, Ontario.

About Wahgoshig First Nation

Nestled in a village near Matheson Ontario with a population of 234, the Wahgoshig First Nation reserve encompasses 19,239 acres; the north end meets the south shore of Abitibi Lake, which divides North Eastern Ontario from North Western Quebec. Accessible from Highway 101, the village occupies 70 hectares of flat land adjacent to Blueberry Lake.

About Flying Post First Nation

Flying Post First Nation, formerly an independent First Nation in the Nishnawbe-Aski Nation (NAN) territory, joined the Wabun Tribal Council in 2007 to become a member First Nation to be represented by the organization. Most of the First Nation members are located near Nipigon but others live in different parts of the country. Flying Post First Nation members are in the process of establishing their community on their reserve lands west of Timmins. The actual Flying Post First Nation reserve lands are located north-west of Timmins, Ontario along the Ground Hog River about an hour north of Malette Road just outside the city.

About Matachewan First Nation

Matachewan First Nation is an historic northern First Nation community that has served as the traditional home for many First Nation families. It is still home to a growing community and the First Nation is actively taking part in partnering and working with the resource development industry in establishing mutually beneficial agreements. The First Nation also prides itself in being able to work with industry with a focus on protecting the environment and ecology on their traditional lands in northeastern Ontario. The community is located approximately 30 kilometers southeast of the town of Matachewan and about 60 kilometers west of Kirkland Lake off of Highway 66.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2013 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
www.goldcorp.com